Exhibit 99.208

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form 40-F of our report dated February 24, 2020, relating to the consolidated financial statements of The Valens Company Inc. (formerly Valens Groworks Corp.) (the “Company”) for the year ended November 30, 2019.

/s/ Davidson & Company LLP

Vancouver, Canada	Chartered Professional Accountants

November 17, 2021